Filed pursuant to Rule 253(g)(2)

File No. 024-10585

Ziyen Inc.

Supplement No. 2

to the Offering Circular

qualified October 25, 2016

Dated: October 3, 2017

This Supplement No. 2 to the Offering Circular originally qualified October 25, 2016 (this "Supplement") supplements the offering circular of Ziyen Inc. ("Ziyen"), dated October 14, 2016 (the "Offering Circular"). This Supplement should be read in conjunction with the Offering Circular (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement, capitalized terms used in herein shall have the same meanings as set forth in the Offering Circular, including the disclosures incorporated by reference therein.

The purpose of this Supplement is to provide updated disclosure regarding the appointment of new directors to the board, as well as provide information on the following policy information for Ziyen:

•	Non-Discrimination Policy

•	Code of Ethics & Compliance Policy

•	HSE Policy Statement

•	Environmental Policy Statement

Appointment of Directors

Ziyen Inc. has appointed three new officers to the company.

David Menzies Johnston joins the Ziyen Inc. board to develop the company brand and establish a strong corporate identity for the US Stock Market. His role is to develop and create new marketing strategies for Ziyen Inc. to ensure our brand development aligns with our business strategy and goals to build trust with our customers, shareholders, stakeholders and future investors. David will be producing and directing all of our corporate videos and, under the stage name "Mingus Johnston", is an actor of the highest quality having appeared in numerous movies including Jack the Giant Slayer, The List and Mission Impossible - Rogue Nation. David is President of his own film production company which focuses on working with new tech start-up companies.

Mohammed Jaffar Dawood al-Salal joins the Ziyen Inc. Board of Directors as Head of Iraq Operations. Mohammed was an ex-diplomat in the 1970s having worked in China and the Iraqi mission to the United Nations. He worked as editorial secretary of the only English newspaper in Iraq in 1975, then the secretary of the Iraqi News Agency in 1978. Mohammed has also worked as correspondent to the British Reuters and Italian ANSA news agencies in the 1980s, as well as Baghdad's correspondent for the Italian Agi news agency in 2010. In 1998 Mohammed launched the first ever English and Arabic newspaper in the country called 'The New Economist' which is currently still in publication today. Mohammed is also the Editor in Chief of the Iraq TradeLink News Agency based out of Baghdad.

Chris Knox joins the Ziyen Inc. Board as Director of Supply Chain Intelligence.

Chris is a Senior Contract Adviser with over 22 years of experience contracting in West Africa, Middle East and the North Sea Sectors for Total, BP, their stakeholders & national oil companies. Chris is currently operating out of Qatar for North Oil Company as Lead Contracts Adviser for Drilling and Completion Operations on the Al Shaheen Field Development, one of the largest oil fields in the world to date. He has negotiated contracts in excess of 8 billion dollars in his career. Chris is an expert across a variety of different functions in the upstream sector of the oil and gas industry including sourcing rigs, associated equipment and services packages. His expertise will provide guidance for a number of functions including the development of contracting strategies and procurement documents; preparation and presentation of tender plans; bid lists and award recommendations; cost savings, evaluation and negotiation of contracts and local content and regulatory requirements.

Ziyen Policy Disclosures

A subset of policy documents for Ziyen Inc. has been included with this filing. Additional policy documents may be included in future disclosures.

CHANGE HISTORY
Printed Name	Change	Date	Version
David Rogers	Initial Draft	9/13/2017	P001000.01

REVIEWS/APPROVALS
Printed Name	Role	Signature	Date	Version
Chris Knox	Originator	DocuSigned by:	10/2/2017	P001000.01
/s/ Chris Knox
2D0F685983444D2...

Shane Fraser	Reviewer	DocuSigned by:	9/29/2017	P001000.01
/s/ Shane Fraser
70ABEFF57975478...

David Rogers	Approver	DocuSigned by:	9/28/2017	P001000.01
/s/ David Rogers
FEF64C973D2E4C4...

Non-Discrimination Policy	Document # P001000

NON-DISCRIMINATION POLICY

It is the policy and commitment of Ziyen Inc. that it does not discriminate on the basis of race, age, color, sex, national origin, physical or mental disability, or religion.

Equal Employment Opportunity

Ziyen Inc. is committed to a policy of equal employment opportunity and does not discriminate in the terms, conditions, or privileges of employment on account of race, age, color, sex, national origin, physical or mental disability, or religion or otherwise as may be prohibited by federal and state law.

Any employee, board member, volunteer or client who believes that s/he or any other affiliate of Ziyen Inc. has been discriminated against is strongly encouraged to report this concern promptly to the Executive Director.

Discriminatory Harassment

Harassment or intimidation of a client, staff person or guest because of that person’s race, age, color, sex, national origin, physical or mental disability, or religion is specifically prohibited and may be grounds for termination. Harassment and intimidation includes abusive, foul or threatening language or behavior. Ziyen Inc. is committed to maintaining a workplace that is free of any such harassment and will not tolerate discrimination against staff members, volunteers or agency clients.

Issues of discriminatory treatment, harassment, or intimidation on any of these bases should immediately be reported to the Executive Director or immediate supervisor and, if substantiated, prompt action will be taken.

Non-Discrimination Policy	Document # P001000

CHANGE HISTORY
Printed Name	Change	Date	Version
David Rogers	Initial Draft	9/13/2017	P001010.01

REVIEWS/APPROVALS
Printed Name	Role	Signature	Date	Version
Chris Knox	Originator	DocuSigned by:	10/2/2017	P001010.01
/s/ Chris Knox
2D0F685983444D2...

Shane Fraser	Reviewer	DocuSigned by:	9/29/2017	P001010.01
/s/ Shane Fraser
70ABEFF57975478...

David Rogers	Approver	DocuSigned by:	9/28/2017	P001010.01
/s/ David Rogers
FEF64C973D2E4C4...

Code of Ethics & Compliance	Document # P001010

CODE OF ETHICS & COMPLIANCE POLICY

Ziyen Inc. (the Company) maintains certain policies to guide its employees with respect to standards of conduct expected in areas where improper activities could damage the Company’s reputation and otherwise result in serious adverse consequences to the Company and to employees involved. The purpose of this Policy is to affirm, in a comprehensive statement, required standards of conduct and practices with respect to certain type of payments and political contributions.

An employee’s actions under this Policy are significant indications of the individual’s judgment and competence. Accordingly, those actions constitute an important element in the evaluation of the employee for position assignments and promotion. Correspondingly, insensitivity to or disregard of the principles of this Policy will be grounds for appropriate management disciplinary action.

STATEMENT OF POLICY

Prohibition of Improper Payments

The Company expects all employees to use only legitimate practices in commercial operations and in promoting the Company position on issues before governmental authorities. As stated below, “kickbacks” or “bribes” intended to induce or reward favorable buying decisions and governmental actions are unacceptable and prohibited.

No employee of the Company or any Controlled Affiliate acting on the Company’s behalf shall, in violation of any applicable law, offer or make directly or indirectly through any other person or firm any payment of anything of value (in the form of compensation, gift, contribution or otherwise) to:

•        any person or firm employed by or acting for or on behalf of any customer, whether private or governmental, for the purpose of inducing or rewarding any favorable action by the customer in any commercial transaction; or any governmental entity, for the purpose of inducing or rewarding action (or withholding of action) by a governmental entity in any governmental matter;

•        any governmental official, political party or official of such party, or any candidate for political office, for the purpose of inducing or rewarding favorable action (or withholding of action) or the exercise of influence by such official, party or candidate in any commercial transaction or in any governmental matter.

In utilizing consultants, agents, sales representatives or others, the Company will employ only reputable, qualified individuals or firms under compensation arrangements, which are

Code of Ethics & Compliance	Document # P001010

CODE OF ETHICS & COMPLIANCE POLICY (continued)

reasonable in relation to the services performed. Ziyen will issue from time to time criteria and procedures to be utilized in international transactions with respect to the selection and compensation of sales representatives. Consultants, agents or representatives retained in relation to the provision of goods or services to the federal government must agree to comply with all laws, regulations and Company policies governing employee conduct.

The provisions of this section are not intended to apply to ordinary and reasonable business entertainment or gifts not of substantial value, customary in local business relationships and not violative of law as applied in that environment. In some countries (but not in all countries and particularly not in the United States), it may be acceptable to make such insubstantial gifts to minor government officials where customary in order to expedite or secure routine administrative action required in the orderly conduct of operations. Managers are expected to exercise sound discretion and control in authorizing such business entertainment and gifts.

When customer organizations, governmental agencies, or others have published policies intended to provide guidance with respect to acceptance of entertainment, gifts, or other business courtesies by their employees, such policies shall be respected.

Political Contributions

The Company will not make any contribution to any political party or to any candidate for political office in support of such candidacy except as provided in this Policy and as permitted by law.

In the United States, federal law strictly controls corporate involvement in the federal political process. Generally, federal law provides that no corporation may contribute anything of value to any political party or candidate in connection with any federal election.

While similar laws apply in some states and their political subdivisions, in many jurisdictions in the United States corporate contributions to candidates and political parties in connection with state and local election campaigns are lawful.

The laws governing participation by corporations in the political process of countries other than the United States vary widely. In certain countries, contributions to the political process (including contributions to political parties) are lawful and expected as a matter of good corporate citizenship.

In foreign jurisdictions and in state and local jurisdictions of the United States where corporate political contributions are lawful, contributions by the Company or by a Controlled Affiliate may be appropriate if prudent in amount and otherwise consistent with good judgment. Company contributions shall be governed by written guidelines. Contributions by a Controlled Affiliate

Code of Ethics & Compliance	Document # P001010

CODE OF ETHICS & COMPLIANCE POLICY (continued)

shall also be governed by written guidelines or other form of written authority as established by the affiliate’s Board of Directors. Any contribution by the Company or by a Controlled Affiliate shall comply in all respects with the provisions of local applicable law and shall be reported as part of the annual review process provided by this Policy.

This Policy is not intended to prevent the communication of Company views to legislators, governmental agencies, or to the general public with respect to existing or proposed legislation or governmental policies or practices affecting business operations. Moreover, under this Policy, reasonable costs incurred by the Company to establish or administer political action committees or activities organized to solicit voluntary political contributions from individual employees are not regarded as contributions to political parties or candidates, where the Company may lawfully incur such costs.

Reports and Periodic Reviews

Any employee who is requested to make, authorize, or agree to any offer or payment which is, or may be, contrary to this Policy will promptly report such information to the employee’s manager, to assigned Company legal counsel, or to the manager in the component having responsibility for financial activity.

Any employee who acquires information (for example, newspaper reports, reports from customers, or statements of individuals involved) that gives the employee reason to believe that any employee is engaged in conduct forbidden by this Policy, or that any sales representative, distributor, or other person or film representing the Company in any transaction is engaged in the type of conduct (whether or not in connection with a transaction involving the Company or its products) which, if engaged in by an employee of the Company, would violate this Policy, will promptly report such information to the employee’s manager, to assigned company legal counsel, or to the manager in the component having responsibility for financial activity.

Any manager receiving a report as cited above will promptly consult with assigned Company legal counsel and thereafter will, after appropriate investigation, take timely remedial or other action as warranted under the provisions of this Policy. Such manager will also promptly report the matter to higher management.

COMPLIANCE WITH THE ANTITRUST LAWS

Ziyen Inc. has recognized a need to single out compliance with the antitrust laws of the United States and other countries as a subject requiring a specific Company policy. The antitrust laws are relevant to many business decisions, and the

Code of Ethics & Compliance	Document # P001010

CODE OF ETHICS & COMPLIANCE POLICY (continued)

consequences of violations anywhere can be seriously injurious to the Company and to the individuals involved.

Several provisions of the antitrust laws of the United States contain penal provisions under which employees who authorize or engage in acts in violation of such laws are personally subject to substantial fines and imprisonment. There are also in existence a number of antitrust decrees affecting the Company and its employees. Violation of anyone of the provisions of these decrees is an offense, which may subject the Company and the individuals involved to severe penalties.

Each manager must accept the challenge to have the Company excel competitively at the point of market confrontation; for, apart from legal penalties. Company growth and profitability objectives would be frustrated by arrangements with other business firms, which restrict its competitive initiative.

Officers, managers and other key employees are expected to develop in employees a sense of commitment to comply with this policy. The antitrust compliance environment within such a key employee’s assigned area of responsibility will be a significant factor in evaluating the quality of that individual’s performance.

Statement of Policy

It is the objective of the Company:

•        to comply with the antitrust laws of the United States and other countries applicable to its business operations, and

•        to hold employees in management positions personally and strictly accountable for taking the measures necessary to achieve this objective within their areas of responsibility.

Discussions and Exchange of Information with Competitors

Communication with a competitor on subjects as to which an understanding with the competitor would be illegal is, in antitrust litigation, likely to serve as important evidence of the existence of an understanding, particularly if the communication is accompanied or followed by similarity of action. The prohibitions set forth below are thus intended to avoid antitrust prosecutions which, though based on merely circumstantial evidence, may nevertheless be difficult to defend successfully.

Accordingly, no employee shall discuss with a competitor or any third party acting for a competitor, or otherwise furnish to or accept from a competitor or any third party acting for a

Code of Ethics & Compliance	Document # P001010

CODE OF ETHICS & COMPLIANCE POLICY (continued)

competitor, information on any subject as to which an understanding with the competitor is prohibited by paragraph A. above on compliance with Section I of the Sherman Act unless, in the opinion of Company legal counsel, such discussions or transmittal of information would neither violate the antitrust laws nor furnish a reasonable basis for inferring such a violation. This paragraph does not preclude obtaining competitive information from independent third-party sources who are not acting for a competitor in transmitting the information. However, certain other legal and policy restrictions applicable to transactions with the federal government limit the competitive information that may be obtained from a third-party source.

Participation in Trade Associations and Other Meetings with Competitors

A.	No employee shall attend or remain present:

(1)	at any surreptitious meeting of competitors;

(2)	at any meeting where there is a discussion by competitors of any subject which the Company’s employee is precluded from discussing by the paragraph above on Discussions and Exchange of Information with Competitors; or

(3)	at any informal meeting of competitor members of a trade association held for the purpose of discussing business matters without observing the formal procedural requirements established by such trade association for its business meetings.

B.    Employees should also be aware that participation in standard development and product certification activities, which impact competitors or suppliers, may raise antitrust concerns. Before participating in committees or organizations, which develop standards or certify products, employees should consult with Company legal counsel.

Violations of the Policy

A.       Violations of the Policy are grounds for discharge or other disciplinary action, adapted to the circumstances of the particular violation and having as a primary objective furtherance of the Company’s interest in preventing violations and making clear that violations are neither tolerated nor condoned.

B.       Disciplinary action will be taken, not only against individuals who authorize or participate directly in a violation of the Policy, but also against:

(1)	any employee who may have deliberately failed to report a violation of the Policy;

Code of Ethics & Compliance	Document # P001010

(2)	any employee who may have deliberately withheld relevant and material information concerning a violation of this Policy and

(3)	the violator’s managerial superiors, to the extent that the circumstances of the violation reflect inadequate leadership and lack of diligence.

C.   Where an employee is accused of violating the antitrust laws, and the employee has relied in good faith on the advice of Company legal counsel after full disclosure of the material facts, no disciplinary action may be taken against the employee under this Policy; and the Company may, within the limits permitted by law, assist in the employee’s defense.

Reports and Periodic Reviews

A.       Any employee who is requested to engage in any activity which is or may be contrary to this Policy will promptly report such information to the manager whom the individual reports, or, if the employee was so directed by the manager, then to assigned Company legal counsel.

B.       Any employee who acquires information that gives the employee reason to believe that any other employee is engaged in conduct forbidden by the Policy will promptly report such information to the manager to whom the employee reports or, if the manager is engaged in such conduct, then to the assigned Company legal counsel.

Code of Ethics & Compliance	Document # P001010

Acknowledgement

I________________________  have received and read a copy of this Code of Ethics Policy Statement, understand all of its terms and agree to be bound by the provisions contained therein.

[Printed Name]	[Signature]	[Date]

Code of Ethics & Compliance	Document # P001010

CHANGE HISTORY
Printed Name	Change	Date	Version
David Rogers	Initial Draft	9/13/2017	P001020.01

REVIEWS/APPROVALS
Printed Name	Role	Signature	Date	Version
Chris Knox	Originator	DocuSigned by:	10/2/2017	P001020.01
/s/ Chris Knox
2D0F685983444D2...

Shane Fraser	Reviewer	DocuSigned by:	9/29/2017	P001020.01
/s/ Shane Fraser
70ABEFF57975478...

David Rogers	Approver	DocuSigned by:	9/28/2017	P001020.01
/s/ David Rogers
FEF64C973D2E4C4...

HSE Policy Statement	Document # P001020

HSE POLICY STATEMENT

ZIYEN is a performance driven company whose major values include the safety and health of our employees, prevention of incidents and protection of the environment. We have rigorous performance management and it is the one of the company's main priorities to be an industry leader in accident prevention and to take a hands-on, progressive approach in the protection of our environment. ZIYEN is committed to conducting its business in a manner that protects the health and safety of its employees, and any other persons affected by our activities and to the protection of the environment with respect to our activities. In achieving these objectives, we will be guided by the following basic principles:

▪	All accidents, occupational illnesses and environmental incidents are preventable

▪	Compliance with applicable laws and governing regulations is a requirement

▪	Working safely and protecting the environment are conditions of employment

▪	Prevention of injuries, occupational illnesses and environmental incidents is good business.

In accordance with this policy, ZIYEN will:

▪	Comply with applicable laws and regulations governing occupational health, safety and the environment.

▪	Provide a healthful, safe and environmentally secure workplace for employees and other persons affected by our activities

▪	Maintain an ongoing process of workplace hazard identification, take actions to eliminate or decrease the hazards and provide procedures, practices and personal protective equipment as required to provide a safe work atmosphere

▪	Advise employees of their responsibilities to meet safety and environmental standards, make health and safety performance a key factor in individual performance appraisals, evaluate and reward accordingly

▪	Provide employee training in healthful, safe work practices and environmental protection

▪	Motivate employees to take personal responsibility for their safety and the safety of their co-workers. No employee is required to work at a job which they have reason to believe is not safe, healthful or environmentally sound.

HSE Policy Statement	Document # P001020

HSE POLICY STATEMENT (continued)

▪	Manage safety like any other key aspect of our business by establishing goals and objectives for continuous improvement, measure and report performance.

▪	Devote sufficient resources to ensure exceptional health, safety and environmental performance.

▪	Require employees to comply with all health, safety and environmental policies and procedures

▪	Require employees to comply with all applicable laws, governmental regulations relevant to their work.

▪	Require employees to report any health, safety and environmental hazards, accidents and near miss incidents to their supervisors, or management, immediately.

▪	Through these actions and with the full cooperation of all employees working as a team, we will reach our objectives of being an industry leader in accident prevention and in protecting our environment.

HSE Policy Statement	Document # P001020

CHANGE HISTORY
Printed Name	Change	Date	Version
David Rogers	Initial Draft	9/13/2017	P001030.01

REVIEWS/APPROVALS
Printed Name	Role	Signature	Date	Version
Chris Knox	Originator	DocuSigned by:	10/2/2017	P001030.01
/s/ Chris Knox
2D0F685983444D2...

Shane Fraser	Reviewer	DocuSigned by:	9/29/2017	P001030.01
/s/ Shane Fraser
70ABEFF57975478...

David Rogers	Approver	DocuSigned by:	9/28/2017	P001030.01
/s/ David Rogers
FEF64C973D2E4C4...

Environmental Policy Statement	Document # P001030

ENVIRONMENTAL POLICY STATEMENT

It is ZIYEN policy to carry out all activities in a manner that minimizes environmental impacts, conserves natural resources and provides effective stewardship of the environment. To that end, ZIYEN is committed to making environmental management an integral core value and vital part of the ZIYEN culture by:

•	Integrating environmental considerations into work practices at all levels; Informing employees and associates of applicable environmental regulations and ZIYEN requirements;

•	Providing the resources necessary for employees and associates to conduct their work in accordance with applicable environmental regulations and ZIYEN requirements;

•	Developing environmental goals and targets relevant to ZIYEN operations and taking actions to achieve those goals and targets;

•	Promoting pollution prevention, waste minimization, and conservation; Promoting the effective use of innovative environmental technologies and practices;

•	Fostering a work environment in which employees and associates are encouraged to report and raise environmental issues without fear of retaliation;

•	Continually improving the effectiveness and efficiency of environmental management through assessments and performance and cost metrics;

•	and Complying with applicable laws, regulations and other promulgated environmental requirements.

In addition, every individual at ZIYEN is expected to:

•	Conduct their assigned duties in a manner that complies with applicable environmental regulations and ZIYEN requirements;

•	Continually strive to improve environmental performance in their work area;

•	Be aware of the potential environmental consequences of their actions at all times and take care to minimize any adverse consequences;

•	Participate in the conduct of incident investigations;

•	Effectively disseminate information and lessons learned from any incidents; and

•	Correct deficiencies and take actions to prevent incidents from occurring.

Environmental Policy Statement	Document # P001030